
PROCESSING
RECEIVED
MAR 05 2002
143
SEC MAIL
SECTION
WASH., D.C.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


02003968

hours per response . . . 12.00

SEC FILE NUMBER
8- 18394

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

3/8/02

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Rosenthal International Limited

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1370 Broadway
(No. and Street)

New York (City) NY (State) 10018 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Clark 212-356-1425
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marks Paneth & Shron LLP
(Name — *if individual, state last, first, middle name*)

622 Third Avenue (Address) New York (City) NY (State) 10017 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Stephen J. Rosenthal, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Rosenthal International Limited, as of December 31, 19 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

President

Title

OMAR J. BARBERO
NOTARY PUBLIC, State of New York
No. 41-4799597
Qualified in Queens County
Commission Expires July 31, 2005

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

x (o) Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FORM X-17A-5

3/90

FOCUS REPORT

OMB No. 3235-0123 (5-31-87)

(Financial and Operational Combined Uniform Single Report)

PART II [11]

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [X] [16] 2) Rule 17a-5(b) [ ] [17] 3) Rule 17a-11 [ ] [18]

4) Special request by designated examining authority [ ] [19] 5) Other [ ] [26]

NAME OF BROKER-DEALER: Rosenthal International Limited [13]

SEC FILE NO.: 8-18394 [14]

FIRM ID. NO.: 13-2929674 [15]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.)

1370 Broadway [20]
(No. and Street)

New York [21] NY [22] 10018 [23]
(City) (State) (Zip Code)

FOR PERIOD BEGINNING (MM/DD/YY): 01/01/2001 [24]

AND ENDING (MM/DD/YY): 12/31/2001 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT: John Clark [30]

(Area Code)—Telephone No.: 212-356-1425 [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT:

		OFFICIAL USE	
	32		33
	34		35
	36		37
	38		39

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS? YES [ ] [40] NO [X] [41]

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [X] [42]

WORKING COPY

EXECUTION:

The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the ______ day of ______ 19 ____

Manual signatures of:

1) ______________________
Principal Executive Officer or Managing Partner

2) ______________________
Principal Financial Officer or Partner

3) ______________________
Principal Operations Officer or Partner

ATTENTION—Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

Marks Paneth & Shron LLP

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

Name (If individual, state last, first, middle name)

622 Third Avenue	New York	NY 70	10017
ADDRESS Number and Street	City	State	Zip Code

71 72 73 74

Check One

(X) Certified Public Accountant 75

( ) Public Accountant 76

( ) Accountant not resident in United States or any of its possessions 77

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD			
50	51	52	5 3			

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER
Rosenthal International Limited

N 2 [100]

STATEMENT OF FINANCIAL CONDITION

As of (MM/DD/YY) 12/31/01 [99]
SEC FILE NO. 8-18394 [98]

Consolidated [ ] [198]
Unconsolidated [X] [199]

ASSETS

	Allowable		Nonallowable		Total	
1. Cash	$ 55,201	200			$ 55,201	750
2. Cash segregated in compliance with federal and other regulations		210				760
3. Receivable from brokers or dealers and clearing organizations:						
A. Failed to deliver:						
1. Includable in "Formula for Reserve Requirements"		220				
2. Other		230				770
B. Securities borrowed:						
1. Includable in "Formula for Reserve Requirements"		240				
2. Other		250				780
C. Omnibus accounts:						
1. Includable in "Formula for Reserve Requirements"		260				
2. Other		270				790
D. Clearing organizations:						
1. Includable in "Formula for Reserve Requirements"		280				
2. Other		290				800
E. Other		300	$	550		810
4. Receivables from customers:						
A. Securities accounts:						
1. Cash and fully secured accounts		310				
2. Partly secured accounts		320		560		
3. Unsecured accounts				570		
B. Commodity accounts		330		580		
C. Allowance for doubtful accounts	( )	335	( )	590		820
5. Receivables from non-customers:						
A. Cash and fully secured accounts		340				
B. Partly secured and unsecured accounts		350		600		830
6. Securities purchased under agreements to resell		360		605		840
7. Securities and spot commodities owned, at market value:						
A. Bankers acceptances, certificates of deposit and commercial paper		370				
B. U.S. and Canadian government obligations	99,800	380				
C. State and municipal government obligations		390				
D. Corporate obligations		400				

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER Rosenthal International Limited as of 12/31/01

STATEMENT OF FINANCIAL CONDITION

ASSETS

		Allowable		Nonallowable		Total	
E. Stocks and warrants		$	410				
F. Options			420				
G. Arbitrage			422				
H. Other securities			424				
I. Spot commodities			430			$ 99,800	850
8. Securities owned not readily marketable:							
A. At Cost	$ [130]						
B. At estimated fair value			440	$	610		860
9. Other investments not readily marketable:							
A. At Cost	$ [140]						
B. At estimated fair value			450		620		870
10. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:							
A. Exempted securities	$ [150]						
B. Other	$ [160]		460		630		880
11. Secured demand notes-market value of collateral:							
A. Exempted securities	$ [170]						
B. Other	$ [180]		470		640		890
12. Memberships in exchanges:							
A. Owned, at market value	$ [190]						
B. Owned at cost					650		
C. Contributed for use of company, at market value					660		900
13. Investment in and receivables from affiliates, subsidiaries and associated partnerships			480	700,549	670	700,549	910
14. Property, furniture, equipment, leasehold improvements and rights under lease agreements: At cost (net of accumulated depreciation and amortization)			490		680		920
15. Other Assets:							
A. Dividends and interest receivable			500		690		
B. Free shipments			510		700		
C. Loans and advances			520		710		
D. Miscellaneous		5,399	530		720	5,399	930
16. TOTAL ASSETS		$ 160,400	540	$ 700,549	740	$ 860,949	940

OMIT PENNIES

1/76

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER Rosenthal International Limited as of ~~12/31/01~~

STATEMENT OF FINANCIAL CONDITION

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities *	Non-A.I. Liabilities *	Total
17. Bank loans payable:			
A. Includable in "Formula for Reserve Requirements"	$ [1030]	$ [1240]	$ [1460]
B. Other	[1040]	[1250]	[1470]
18. Securities sold under repurchase agreements		[1260]	[1480]
19. Payable to brokers or dealers and clearing organizations:			
A. Failed to receive:			
1. Includable in "Formula for Reserve Requirements"	[1050]	[1270]	[1490]
2. Other	[1060]	[1280]	[1500]
B. Securities loaned:			
1. Includable in "Formula for Reserve Requirements"	[1070]		▼21 [1510]
2. Other	▼16 [1080]	[1290]	[1520]
C. Omnibus accounts:			
1. Includable in "Formula for Reserve Requirements"	[1090]		[1530]
2. Other	[1095]	▼19 [1300]	[1540]
D. Clearing organizations:			
1. Includable in "Formula for Reserve Requirements"	[1100]		[1550]
2. Other	[1105]	[1310]	[1560]
E. Other	[1110]	[1320]	[1570]
20. Payable to customers:			
A. Securities accounts -including free credits of ▼15 $ [950]	[1120]		▼22 [1580]
B. Commodities accounts	▼17 [1130]	[1330]	[1590]
21. Payable to non-customers:			
A. Securities accounts	[1140]	[1340]	[1600]
B. Commodities accounts	[1150]	[1350]	[1610]
22. Securities sold not yet purchased at market value - including arbitrage of $ [960]		[1360]	[1620]
23. Accounts payable and accrued liabilities and expenses:			
A. Drafts payable	[1160]		[1630]
B. Accounts payable	[1170]		[1640]
C. Income taxes payable	[1180]		▼23 [1650]
D. Deferred income taxes		▼20 [1370]	[1660]
E. Accrued expenses and other liabilities	1,250 [1190]		1,250 [1670]
F. Other	▼18 [1200]	[1380]	[1680]

OMIT PENNIES

*Brokers or Dealers electing the alternative net capital requirement method need not complete these columns.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER Rosenthal International Limited **as of** 12/31/01

STATEMENT OF FINANCIAL CONDITION

LIABILITIES AND OWNERSHIP EQUITY (continued)

Liabilities	A.I. Liabilities *	Non-A.I. Liabilities *	Total
24. Notes and mortgages payable:			
A. Unsecured	$ [1210]		$ [1690]
B. Secured	[1211]	$ [1390]	[1700]
25. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings		[1400]	[1710]
1. from outsiders $ [970]			
2. Includes equity subordination (15c3-1 (d)) of $ [980]			
B. Securities borrowings, at market value; from outsiders $ [990]		[1410]	[1720]
C. Pursuant to secured demand note collateral agreements;		[1420]	[1730]
1. from outsiders $ [1000]			
2. Includes equity subordination (15c3-1 (d)) of $ [1010]			
D. Exchange memberships contributed for use of company at market value		[1430]	[1740]
E. Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	[1750]
26. TOTAL LIABILITIES	$ 1,250 [1230]	$ [1450]	$ 1,250 [1760]

Ownership Equity

	Total
27. Sole proprietorship	$ [1770]
28. Partnership- limited partners $ [1020]	[1780]
29. Corporation:	
A. Preferred stock	[1791]
B. Common stock	250,000 [1792]
C. Additional paid-in capital	[1793]
D. Retained earnings	609,699 [1794]
E. Total	[1795]
F. Less capital stock in treasury	( ) [1796]
30. TOTAL OWNERSHIP EQUITY	$ 859,699 [1800]
31. TOTAL LIABILITIES AND OWNERSHIP EQUITY	$ 860,949 [1810]

OMIT PENNIES

*Brokers or Dealers electing the alternative net capital requirement method need not complete these columns.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER Rosenthal Internatinal Limited as of 12/31/01

COMPUTATION OF NET CAPITAL

1. Total ownership equity (from Statement of Financial Condition – Item 1800)			$ 859,699	3480
2. Deduct: Ownership equity not allowable for net capital			( )	3490
3. Total ownership equity qualified for net capital			859,699	3500
4. Add:				
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
B. Other (deductions) or allowable credits (List)				3525
5. Total capital and allowable subordinated liabilities			$ 859,699	3530
6. Deductions and/or charges:				
A. Total non-allowable assets from Statement of Financial Condition (Note B and C)		$ 700,549 [3540]		
1. Additional charges for customers' and non-customers' security accounts		[3550]		
2. Additional charges for customers' and non-customers' commodity accounts		[3560]		
B. Aged fail-to-deliver:		[3570]		
1. Number of items	[3450]			
C. Aged short security differences-less reserve of	$ [3460]	[3580]		
number of items	[3470]			
D. Secured demand note deficiency		[3590]		
E. Commodity futures contracts and spot commodities proprietary capital charges		[3600]		
F. Other deductions and/or charges		20,000 [3610]		
G. Deductions for accounts carried under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x)		[3615]		
H. Total deductions and/or charges			(720,549)	3620
7. Other additions and/or allowable credits (List)				3630
8. Net Capital before haircuts on securities positions			$ 139,150	3640
9. Haircuts on securities: (computed, where applicable, pursuant to 15c3-1 (f)):				
A. Contractual securities commitments		[3660]		
B. Subordinated securities borrowings		[3670]		
C. Trading and Investment securities:				
1. Bankers' acceptances, certificates of deposit and commercial paper		[3680]		
2. U.S. and Canadian government obligations		[3690]		
3. State and municipal government obligations		[3700]		
4. Corporate obligations		[3710]		
5. Stocks and warrants		[3720]		
6. Options		[3730]		
7. Arbitrage		[3732]		
8. Other securities		[3734]		
D. Undue concentration		[3650]		
E. Other (list)		[3736]	( )	3740
10. Net Capital			$ 139,150	3750

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER Rosenthal Intrnational Limited **as of** 12/31/01

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

Line	Description		Amount	Code
11.	Minimum net capital required (6-2/3% of line 19)	$	83	3756
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	25,000	3758
13.	Net capital requirement (greater of line 11 or 12)	$	25,000	3760
14.	Excess net capital (line 10 less 13)	$	114,150	3770
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	$	139,025	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

Line	Description		Amount	Code		Amount	Code
16.	Total A.I. liabilities from Statement of Financial Condition				$	1,250	3790
17.	Add:						
	A. Drafts for immediate credit	$		3800			
	B. Market value of securities borrowed for which no equivalent value is paid or credited	$		3810			
	C. Other unrecorded amounts (List)	$		3820	$		3830
18.	Deduct: Adjustment based on deposits in Special Reserve Bank Accounts (15c3-1 (c) (1) (vii))				$		3838
19.	Total aggregate indebtedness				$	1,250	3840
20.	Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10)				%	.8983 %	3850
21.	Percentage of Aggregate Indebtedness to net capital *after* anticipated capital withdrawals (line 19 ÷ by line 10 less Item 4880 page 11)				%	.8983 %	3853

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

Line	Description		Amount	Code
22.	2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$		3870
23.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$		3880
24.	Net capital requirement (greater of line 22 or 23)	$		3760
25.	Excess net capital (line 10 less 24)	$		3910
26.	Percentage of Net Capital to Aggregate Debits (line 10 ÷ by line 17 page 8)	%		3851
27.	Percentage of Net Capital, *after* anticipated capital withdrawals, to Aggregate Debits (line 10 less Item 4880 page 11 ÷ by line 17 page 8)	%		3854
28.	Net capital in excess of: 5% of combined aggregate debit items or $120,000	$		3920

OTHER RATIOS

Part C

Line	Description		Amount	Code
29.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)	%	.1452 %	3860
30.	Options deductions/Net Capital ratio (1000% test) total deductions exclusive of liquidating equity under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x) ÷ Net Capital	%		3852

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

PART II—FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT

BROKER OR DEALER	For the period (MMDDYY) from 01/01/2001 [3932] to 12/31/2001 [3933]
Rosenthal International Limited	Number of months included in this statement [3931]

REVENUE

STATEMENT OF INCOME (LOSS)

Item	Included amount	Code	Amount	Code
1. Commissions:				
a. Commissions on transactions in listed equity securities executed on an exchange			$	3935
b. Commissions on transactions in exchange listed equity securities executed over-the-counter				3937
c. Commissions on listed option transactions				3938
d. All other securities commissions				3939
e. Total securities commissions				3940
2. Gains or losses on firm securities trading accounts				
a. From market making in over-the-counter equity securities				3941
i. Includes gains or (losses) OTC market making in exchange listed equity securities		3943		
b. From trading in debt securities				3944
c. From market making in options on a national securities exchange				3945
d. From all other trading				3949
e. Total gains or (losses)				3950
3. Gains or losses on firm securities investment accounts				
a. Includes realized gains (losses)		4235		
b. Includes unrealized gains (losses)		4236		
c. Total realized and unrealized gains (losses)				3952
4. Profits or (losses) from underwriting and selling groups				3955
a. Includes underwriting income from corporate equity securities		4237		
5. Margin interest				3960
6. Revenue from sale of investment company shares				3970
7. Fees for account supervision, investment advisory and administrative services				3975
8. Revenue from research services				3980
9. Commodities revenue				3990
10. Other revenue related to securities business			49,737	3985
11. Other revenue Recovery of Bad debts			8,426	3995
12. Total revenue			$ 58,163	4030
EXPENSES				
13. Registered representatives' compensation			$ 12,000	4110
14. Clerical and administrative employees' expenses			9,000	4040
15. Salaries and other employment costs for general partners, and voting stockholder officers				4120
a. Includes interest credited to General and Limited Partners capital accounts		4130		
16. Floor brokerage paid to certain brokers (see definition)				4055
17. Commissions and clearance paid to all other brokers (see definition)				4145
18. Clearance paid to non-brokers (see definition)				4135
19. Communications			4,000	4060
20. Occupancy and equipment costs				4080
21. Promotional costs				4150
22. Interest expense				4075
a. Includes interest on accounts subject to subordination agreements		4070		
23. Losses in error account and bad debts				4170
24. Data processing costs (including service bureau service charges)				4186
25. Non-recurring charges				4190
26. Regulatory fees and expenses			51	4195
27. Other expenses			5,332	4100
28. Total expenses			$ 30,383	4200
NET INCOME				
29. Income (loss) before Federal income taxes and items below (Item 12 less Item 28)			$ 27,780	4210
30. Provision for Federal income taxes (for parent only)			4,229	4220
31. Equity in earnings (losses) of unconsolidated subsidiaries not included above				4222
a. After Federal income taxes of		4238		
32. Extraordinary gains (losses)				4224
a. After Federal income taxes of		4239		
33. Cumulative effect of changes in accounting principles				4225
34. Net income (loss) after Federal income taxes and extraordinary items			$ 23,551	4230
MONTHLY INCOME				
35. Income (current month only) before provision for Federal income taxes and extraordinary items			$	4211

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER Rosenthal International Limited as of 12/31/01

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALERS UNDER RULE 15c3-3
(See Rule 15c3-3, Exhibit A and Related Notes)

CREDIT BALANCES

Line	Description	Amount	Code	Total	Code
1.	Free credit balances and other credit balances in customers' security accounts (see Note A, Exhibit A, Rule 15c3-3)	$	4340		
2.	Monies borrowed collateralized by securities carried for the accounts of customers (see Note B)		4350		
3.	Monies payable against customers' securities loaned (see Note C)		4360		
4.	Customers' securities failed to receive (see Note D)		4370		
5.	Credit balances in firm accounts which are attributable to principal sales to customers		4380		
6.	Market value of stock dividends, stock splits and similar distributions receivable outstanding over 30 calendar days		4390		
7.	**Market value of short security count differences over 30 calendar days old		4400		
8.	**Market value of short securities and credits (not to be offset by longs or by debits) in all suspense accounts over 30 calendar days		4410		
9.	Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer during the 40 days		4420		
10.	Other (List)		4425		
11.	TOTAL CREDITS			$ NONE	4430

DEBIT BALANCES

Line	Description	Amount	Code	Total	Code
12.	**Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to Note E, Exhibit A, Rule 15c3-3	$	4440		
13.	Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver		4450		
14.	Failed to deliver of customers' securities not older than 30 calendar days		4460		
15.	Margin required and on deposit with the Options Clearing Corporation for all option contracts written or purchased in customer accounts (See Note F)		4465		
16.	Other (List)		4469		
17.	**Aggregate debit items			$	4470
18.	**less 3% (for alternative method only — see Rule 15c3-1 (f) (5) (i))			( )	4471
19.	**TOTAL 15c3-3 DEBITS			$	4472

RESERVE COMPUTATION

Line	Description	Amount	Code
20.	Excess of total debits over total credits (line 19 less line 11)	$ NONE	4480
21.	Excess of total credits over total debits (line 11 less line 19)		4490
22.	If computation permitted on a monthly basis, enter 105% of excess of total credits over total debits		4500
23.	Amount held on deposit in "Reserve Bank Account(s)", including value of qualified securities, at end of reporting period		4510
24.	Amount of deposit (or withdrawal) including $ [4515] value of qualified securities		4520
25.	New amount in Reserve Bank Account(s) after adding deposit or subtracting withdrawal including $ [4525] value of qualified securities	$	4530
26.	Date of deposit (MMDDYY)		4540

OMIT PENNIES

FREQUENCY OF COMPUTATION

27. Daily [4332] Weekly [4333] Monthly [4334]

**In the event the Net Capital Requirement is computed under the alternative method, this "Reserve Formula" shall be prepared in accordance with the requirements of paragraph (f) of Rule 15c3-1.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER Rosenthal International Limited **as of** 12/31/01

SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION

CUSTOMERS' REGULATED COMMODITY FUTURES ACCOUNTS

SEGREGATION REQUIREMENTS

Item	Amount	Code
1. Net ledger balance:		
A. Cash	$	7010
B. Securities (at market)		7020
2. Net unrealized profit (loss) in open futures contracts traded on a contract market		7030
3. Exchange traded options:		
A. Add: Market Value of open option contracts purchased on a contract market		7032
B. Deduct: Market Value of open option contracts granted (sold) on a contract market	( )	7033
4. Net equity (deficit) (total of 1, 2 and 3)		7040
5. Add accounts liquidating to a deficit and accounts with debit balances with no open trades		7050
6. Amount required to be segregated (total of 4 and 5)		7060

FUNDS ON DEPOSIT IN SEGREGATION

Item	Amount	Code
7. Deposited in segregated funds bank accounts:		
A. Cash	$	7070
B. Securities representing investments of customers' funds (at market)		7080
C. Securities held for particular customers or option customers in lieu of cash (at market)		7090
8. Margins on deposit with clearing organizations of contract markets:		
A. Cash		7100
B. Securities representing investments of customers' funds (at market)		7110
C. Securities held for particular customers or option customers in lieu of cash (at market		7120
9. Settlement due from (to) clearing organizations of contract markets		7130
10. Exchange traded options:		
A. Add: Unrealized receivables for option contracts purchased on contract markets		7132
B. Deduct: Unrealized obligations for option contracts granted (sold) on contract markets		7133
11. Net equities with other FCMs		7140
12. Segregated funds on hand:		
A. Cash		7150
B. Securities representing investments of customers' funds (at market)		7160
C. Securities held for particular customers in lieu of cash (at market)		7170
13. Total amount in segregation (total of 7 through 12)	$	7180
14. Excess (insufficiency) funds in segregation (13 minus 6)	$	7190

NONE

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
Capital Withdrawals
PART II

BROKER OR DEALER	Rosenthal International Limited	For the period (MMDDYY) from 01/01/2001	to 12/31/2001

RECAP

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, which have not been deducted in the computation of net capital.

1. Equity Capital			
A. Partnership Capital:			
1. General Partners	$	4700	
2. Limited		4710	
3. Undistributed Profits		4720	
4. Other (describe below)		4730	
5. Sole Proprietorship		4735	
B. Corporation Capital:			
1. Common Stock		4740	
2. Preferred Stock		4750	
3. Retained Earnings (Dividends and Other)		4760	
4. Other (describe below)		4770	
2. Subordinated Liabilities			
A. Secured Demand Notes		4780	
B. Cash Subordinations		4790	
C. Debentures		4800	
D. Other (describe below)		4810	
3. Other Anticipated Withdrawals			
A. Bonuses		4820	
B. Voluntary Contributions to Pension or Profit Sharing Plans		4860	
C. Other (describe below)		4870	
Total			$ 4880

4. Description of Other

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period			$ 836,148	4240
A. Net income (loss)			23,551	4250
B. Additions (Includes non-conforming capital of	$	4262)		4260
C. Deductions (Includes non-conforming capital of	$	4272)		4270
2. Balance, end of period (From Item 1800)			$ 85859,699	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	$ NONE	4300
A. Increases		4310
B. Decreases	( )	4320
4. Balance, end of period (From item 3520)	$ NONE	4330

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER Rosenthal International Limited **as of** 12/31/01

FINANCIAL AND OPERATIONAL DATA

		Valuation		Number	
1.	Month end total number of stock record breaks unresolved over three business days				
	A. breaks long	$	4890		4900
	B. breaks short	$	4910		4920

2. Is the firm in compliance with Rule 17a 13 regarding periodic count and verification of securities positions and locations at least once in each calendar quarter? (Check one) Yes [X] 4930 No [ ] 4940

A) If response is negative attach explanation of steps being taken to comply with Rule 17a-13.

3.	Personnel employed at end of reporting period:		
	A. Income producing personnel	1	4950
	B. Non-income producing personnel (all other)	1	4960
	C. Total	2	4970
4.	Actual number of tickets executed during current month of reporting period	0	4980
5.	Number of corrected customer confirmations mailed after settlement date	0	4990

		No. of Items		Debit (Short Value)		No. of Items		Credit (Long Value)	
6.	Money differences		5000	$	5010		5020	$	5030
7.	Security suspense accounts		5040	$	5050		5060	$	5070
8.	Security difference accounts		5080	$	5090		5100	$	5110
9.	Commodity suspense accounts		5120	$	5130		5140	$	5150
10.	Open transactions with correspondents, other brokers, clearing organizations, depositories and interoffice and intercompany accounts which could result in a charge-unresolved amounts over 30 calendar days		5160	$	5170		5180	$	5190
11.	Bank account reconciliations-unresolved amounts over 30 calendar days		5200	$	5210		5220	$	5230
12.	Open transfers over 40 calendar days, not confirmed		5240	$	5250		5260	$	5270
13.	Transactions in reorganization accounts-over 60 calendar days		5280	$	5290		5300	$	5310
14	Total	NONE	5320	$	5330		5340	$ NONE	5350

		No. of Items		Ledger Amount		Market Value	
15.	Failed to deliver 5 business days or longer (21 business days or longer in the case of Municipal Securities)		5360	$	5361	$	5362
16.	Failed to receive 5 business days or longer (21 business days or longer in the case of Municipal Securities)		5363	$	5364	$	5365

17.	Security concentrations (See instructions in Part I)		
	A. Proprietary positions	$	5370
	B. Customers' accounts under Rule 15c3-3	$	5374
18.	Total of personal capital borrowings due within six months	$ N/A	5378
19.	Maximum haircuts on underwriting commitments during the period	$ N /A	5380
20.	Planned capital expenditures for business expansion during next six months	$ NONE	5382
21.	Liabilities of other individuals or organizations guaranteed by respondent	$ NONE	5384
22.	Lease and rentals payable within one year	$	5386
23	Aggregate lease and rental commitments payable for entire term of the lease		
	A. Gross	$ N/A	5388
	B. Net	$ N/A	5390

OMIT PENNIES

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, which we consider to be material weaknesses as defined above.

We understand that practices and procedures, that accomplish the objectives referred to in the second paragraph of this report, are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe the Company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Marks Paneth + Shron LLP

February 7, 2002

ROSENTHAL INTERNATIONAL LIMITED

Financial Statements

December 31, 2001

CONFIDENTIAL


Marks Paneth
& Shron LLP

Certified Public Accountants and Consultants

Independent Auditor's Report

Board of Directors
Rosenthal International Limited

We have audited the accompanying statement of financial condition of Rosenthal International Limited as of December 31, 2001, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Rosenthal International Limited as of December 31, 2001, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules of Computation and Reconciliation of Net Capital Pursuant to Rule 15c3-1, Computation for Determination of Reserve Requirements pursuant to Rule 15c3-3 and the schedules contained on pages 10 through 13 of the financial and operational combined uniform single report is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Marks Paneth & Shron LLP

February 7, 2002

622 Third Avenue
New York, NY 10017-6701
Telephone 212 503 8800
Facsimile 212 370 3759

88 Froehlich Farm Boulevard
Woodbury, NY 11797-2921
Telephone 516 992 5900
Facsimile 516 992 5800

Website www.markspaneth.com
Associated worldwide with Jeffreys Henry International

ROSENTHAL INTERNATIONAL LIMITED

Statement of Cash Flows

For The Year Ended December 31, 2001

CASH FLOW FROM OPERATING ACTIVITIES:		
Net income		$ 23,551
Changes in assets and liabilities		
Receivable from affiliate	$ (20,714)	
Other assets	(4,965)	
Other liabilities	(750)	
Income taxes payable	(5,667)	
Interest in treasury bills	(776)	
Total adjustments		(32,872)
Net cash used for operating activities		(9,321)
CASH AND CASH EQUIVALENTS – beginning of year		64,522
CASH AND CASH EQUIVALENTS – end of year		$ 55,201

Supplemental Disclosure of Cash Flow Information

Cash payments for:

Income taxes	$ 19,693

The accompanying notes are an integral part of the financial statements.

ROSENTHAL INTERNATIONAL LIMITED

Notes to Financial Statements (continued)

For The Year Ended December 31, 2001

NOTE 4: SECURITIES INVESTOR PROTECTION CORPORATION

Pursuant to Regulation 240.17a-5(e) (4) the Company is a member of the Security Investor Protection Corporation (SIPC), and is subject only to the minimum annual assessment. The Company has filed its SIPC-7 general reconciliation form accordingly.

NOTE 5: RELATED PARTY TRANSACTIONS

The Company has assessed interest at .5% under prime on outstanding balance due from the related party. As of December 31, 2001 the balance due from the related party is $700,549. For the year ending December 31, 2001, the Company earned $45,714 of interest income and incurred overhead charges of $25,000, which were paid to the affiliated company.

NOTE 6: INVESTMENT

The Company has an investment in a United States Treasury Bill. The treasury bill has a face value of $100,000, bears interest at 1.62 percent and is due on February 16, 2002.

NOTE 7: INCOME TAXES

The components of the income tax liability for the year ended December 31, 2001 are as follows:

Federal Tax	$ 4,229
New York State and City Tax	4,832
	$ 9,061

ROSENTHAL INTERNATIONAL LIMITED

Reconciliation of Net Capital

Audited and Unaudited

December 31, 2001

Unaudited net capital	$ 133,645
Decrease in other assets	(1,943)
Increase in other liabilities	(500)
Reduction of taxes payable	7,948
Audited net capital	$ 139,150

The accompanying notes are an integral part of the financial statements.

ROSENTHAL INTERNATIONAL LIMITED

RECONCILIATION OF NET PROFIT BETWEEN

Audited and Unaudited

Statement of Financial Condition

December 31, 2001

Unaudited net profit	$ 18,046
Increase in other expenses	(500)
Reduction of tax expense	6,005
Audited net profit	$ 23,551

The accompanying notes are an integral part of the financial statements.